Ultimus Managers Trust

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

June 26, 2025

VIA EDGAR CORRESPONDENCE

Mindy Rotter, Esq., CPA

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 Pearl Street, Suite 20-100

New York, NY 10004-2616

Re:	Responses to Staff’s Sarbanes-Oxley Review Comments for
Ultimus Managers Trust (the “Registrant”)
File Nos. 333-180308; 811-22680

Dear Ms. Rotter:

In a telephone conversation on May 30, 2025 with me and John L. Chilton, Esq., of Sullivan & Worcester, LLP, legal counsel to the Registrant, you communicated the U.S. Securities and Exchange Commission (the “SEC”) staff’s (the “Staff”) comments on various filings made by the Registrant with the SEC via EDGAR on Form N-CSR and Form N-CEN for certain fiscal periods listed on Appendix A, as well as corresponding disclosures made in prospectuses filed as part of its Registration Statement, on behalf of the following series of the Registrant (together, the “Funds”):

•	Adler Value Fund (the “Adler Fund”)
•	Evolutionary Tree Innovators Fund (the “Evolutionary Tree Fund”)
•	Kempner Multi-Cap Deep Value Fund (the “Kempner Fund”)
•	Wavelength Fund (the “Wavelength Fund”)
•	Nia Impact Solutions Fund (the “Nia Fund”)
•	Blueprint Adaptive Growth Allocation Fund (the “Blueprint Fund”)
•	HVIA Equity Fund (the “HVIA Fund”)

A summary of the Staff’s comments, along with the Registrant’s responses to Staff’s comments, is set forth below. As you indicated, where applicable, revisions indicated in response to your comments will be reflected in the Funds’ future filings.

Comment 1. We remind you that the Registrant and its management are responsible for the accuracy and adequacy of the disclosure notwithstanding any review, comment, action, or absence of action by the Staff.

Response. The Registrant acknowledges the responsibility for the accuracy and adequacy of disclosure as described above.

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Comment 2. An amended Form N-CEN was filed with the SEC on March 20, 2025 for the Adler Fund, the Evolutionary Tree Fund, the Kempner Fund and the Wavelength Fund for the fiscal year ended May 31, 2024. Please explain the reason for the amendment and, when filing future amendments, please include a brief explanation for such amendments.

Response. Due to an administrative error, the Wavelength Fund erroneously indicated in the Form N-CEN filing that it was a limited derivatives user. An amended Form N-CEN was filed to correctly indicate that the Wavelength Fund relies on Rule 18f-4 under the Investment Company Act of 1940, as amended. The Registrant confirms that, going forward, it will include an explanation of what changed for any amended Form N-CEN filings made for its series.

Comment 3. Item 8 (Changes in and Disagreements with Accountants for Open-End Management Investment Companies) and Item 11 (Statement Regarding Basis for Approval of Investment Advisory Contract) of the Form N-CSR for the Nia Fund, the Blueprint Fund, and the HVIA Fund for the fiscal year ended February 28, 2025 are marked as “not applicable.” However, responses to Item 8 were provided for the Nia Fund, the Blueprint Fund, and the HVIA Fund, and responses to Item 11 were provided for the Nia Fund and the Blueprint Fund. Please explain the discrepancy in disclosure.

Response. Due to an administrative error, the response to Item 11 for the Nia Fund and the Blueprint Fund erroneously indicated that the Item was not applicable, although the financial statements contained disclosure relating to the basis for the board’s approval of the Funds’ investment advisory agreements. The Registrant respectfully submits that, under the heading “Changes in and/or Disagreements with Accountants” within the financial statements and in Item 8 to Form N-CSR, no responses were provided for the Nia Fund, the Blueprint Fund or the HVIA Fund. The Registrant will ensure to review the responses for consistency in future cycles.

Comment 4. The Staff noted that the response to Item 11 in Form N-CSR for the fiscal year ended May 31, 2024 is not applicable for the Evolutionary Tree Fund, the Kempner Fund and the HVIA Fund. Please explain why the Item is not applicable and refer to the instructions in Form N-CSR in the response. Going forward, if a response is not applicable, please provide an explanation.

Response. Item 11 in Form N-CSR (Statement Regarding Basis for Approval of Investment Advisory Contract) is not applicable for the Evolutionary Tree Fund, the Kempner Fund and the HVIA Fund because the Funds’ board of trustees had not approved any investment advisory contract during each Fund’s most recent fiscal half-year for the Form N-CSR in question. Statements regarding the basis for the board’s approval of the advisory agreement for each of the Evolutionary Tree Fund, the Kempner Fund and the HVIA Fund are contained in the Registrant’s Form N-CSR filings for the fiscal periods ended November 30, 2024, November 30, 2024 and August 31, 2024, respectively. Going forward, if a response is not applicable, the Registrant will provide an explanation.

Comment 5. It appears that “Costs Paid as a Percentage of a $10,000 Investment” in the Tailored Shareholder Report of each of the Kempner Fund, the Evolutionary Tree Fund, the Adler Fund, and the Wavelength Fund is not computed using the average account value over the

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period. Please see Instruction 2(a) to Item 27A(c) of Form N-1A. Please review the calculation and supplementally confirm if the information is correct. If the information is incorrect, please describe what controls will be implemented to comply with this Item in the future.

Response. The Registrant confirms that, subsequent to the publication of these Tailored Shareholder Reports, it has implemented controls to ensure compliance with Instruction 2(a) to Item 27A(c) of Form N-1A so that “Costs Paid as a Percentage of a $10,000 Investment” is computed using the average account value over the period.

Comment 6. The website link in the Tailored Shareholder Report for the Kempner Fund would not allow access to the Tailored Shareholder Report under the tab labeled “Mutual Fund Documents.” Please explain why the documents are not accessible.

Response. The Registrant respectfully submits that the Tailored Shareholder Reports appear to be accessible under the tab “Mutual Fund Documents” under https://kempnercapital.com. The Registrant will revise disclosure in the Tailored Shareholder Reports to specifically refer shareholders to the section entitled “Mutual Fund Documents” under https://kempnercapital.com.

Comment 7. The Tailored Shareholder Reports for each class of shares of the Kempner Fund were not presented in consecutive order in the Form N-CSR filing. Please confirm that Tailored Shareholder Reports will be presented consecutively for a fund’s share classes when filed.

Response. The Registrant confirms that Tailored Shareholder Reports will be presented consecutively for a fund’s share classes in future filings.

Comment 8. Please confirm that each non-diversified fund continues to maintain its status. The Staff notes that, if a fund operates as diversified for more than three years, the fund will be required to obtain shareholder approval prior to changing its status back to a non-diversified fund.

Response. Each of the Adler Fund and the Evolutionary Tree Fund has operated as non-diversified for all, or parts, of the past three years. The Registrant confirms that, if a previously non-diversified fund has been operating continuously as a diversified fund for three or more years, shareholder approval will be sought before converting back to a non-diversified fund.

Comment 9. The Blueprint Fund has consistently reported high portfolio turnover in its financial highlights. Please explain if active and frequent trading is part of the Fund’s principal investment strategy and, if yes, why an applicable risk is not included as a principal risk in the summary section of the Fund’s prospectus.

Response. The Blueprint Fund does not engage in active and frequent trading as a part of its principal investment strategy. As a systematic trend following program focused on holding profitable positions for as long as possible and selling unprofitable positions relatively quickly, the higher portfolio turnover rates for the Blueprint Fund’s fiscal years ended February 29, 2024 and February 28, 2023 were the result of unsustained price trends that resulted in short-term losses and were not reflective of the Fund’s principal investment strategy. The Blueprint Fund prefers sustained price trends that result in fewer trades, all else being equal, but is ready to exit

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positions quickly to minimize risk. Any change to the Blueprint Fund’s principal risks will be made, as applicable, in future filings.

Comment 10. For those funds that had derivatives exposure in the last fiscal year end, including the Adler Fund and the Wavelength Fund, management’s discussion of fund performance (“MDFP”) does not discuss the impact of derivatives on the Funds’ performance. If a fund’s performance was materially affected by the derivatives exposure, there should be a discussion of the impact included in the MDFP. Please explain why there was no discussion of this in the MDFP, or confirm that the derivatives exposure had no material impact on the performance of the Funds.

Response. For each fund that utilized derivatives during its respective last fiscal year, the fund’s exposure to such derivatives did not materially impact such fund’s performance and, as such, was not discussed in the MDFP. Going forward, the Registrant will include a discussion of a fund’s derivatives exposure on fund performance in the MDFP if such exposure has a material impact on the fund’s performance.

Comment 11. The prospectus supplement dated September 18, 2024 for the Blueprint Fund notes that the minimum investment amount for its Institutional Class shares is $5,000. The Fact Sheet on the Fund’s website notes the minimum investment is $15,000. The notes to the Fund’s financial statements disclose both a $5,000 and $15,000 initial investment for the Institutional Class shares. Please explain the discrepancy in disclosures and confirm the line graph provided is in compliance with Instruction 1 to Item 27A(d)(2) of Form N-1A.

Response. The Registrant confirms that the Fund’s Fact Sheet will be corrected to reference a $5,000 minimum investment amount. With respect to the notes to the Fund’s financial statements, the Registrant respectfully submits that the disclosure is correct in that the Fund’s minimum initial investment is $5,000 and that, prior to December 8, 2023, the Fund offered two classes of shares, Investor Class shares and Institutional Class shares. The reference to the minimum investment amount of $15,000 for Institutional Class shares is for the period prior to December 8, 2023 when the Fund’s minimum investment amount was $15,000. The Registrant confirms that the line graph provided for the Fund is in compliance with requirements of Instruction 1 to Item 27A(d)(2) of Form N-1A.

Comment 12. The Blueprint Fund does not contain the statements accompanying the performance graph and table that past performance is not a good predictor of the Fund’s future performance and that the performance graph and table do not reflect that deduction of taxes that a shareholder would pay on fund distributions or redemptions of fund shares. Please confirm that the Fund will comply with the requirements of Item 27A(d)(2)(iii) of Form N-1A.

Response. The Registrant confirms that the Blueprint Fund will comply with the requirements of Item 27A(d)(2)(iii) of Form N-1A in future filings.

Comment 13. The Wavelength Fund disclosed that the fund is a fund of funds. Please explain what the policy is for attaching financial statements of funds in which the Fund invests. Please provide disclosure in the financial statements informing a shareholder how they may obtain a

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copy of underlying funds’ financial statements. Please refer to the Dear CFO Letter dated November 22, 2019 and Dear CFO Letter 1997-02.

Response. The Wavelength Fund seeks total return. The Fund aims to achieve its investment objective by seeking to establish a balance of investment exposure across possible interest rate environments using global fixed income instruments, while buying and selling securities with a target of maintaining this balance amidst changing market and economic conditions. Depending on market conditions, the Fund’s portfolio structure, and other factors considered by the Fund’s investment adviser, the Fund’s portfolio may at times consist primarily of exchange-traded funds (“ETFs”) or primarily of the individual securities noted above. In its prospectus, the Fund discloses the risks of investments in ETFs and other investment companies, including that the use of a “fund of funds” structure could affect the timing, amount, and character of the Fund’s distributions and therefore may increase the amount of a shareholder’s tax liability.

We acknowledge the Staff's guidance that if a fund of funds has a significant non-consolidated investment in an underlying fund, the Staff may request that the financial statements of the top-tier fund contain instructions for accessing the shareholder reports of the significant investment. Pursuant to the Registrant’s policy, if an underlying fund’s investment is 25% or more of a fund’s net assets, the fund will provide instructions for shareholders to access such underlying fund’s financial statements.

Comment 14. In accordance with Rule 313 of Regulation S-T, for the Blueprint Fund and the HVIA Fund, please update the status of the following classes of shares on EDGAR from active to inactive: Blueprint Fund – Investor Class and HVIA Fund – Investor Class.

Response. The Registrant is in the process of updating EDGAR to reflect inactive share classes for each of the Blueprint Fund and the HVIA Fund.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at 513-577-1693 if you wish to discuss this correspondence further.

Sincerely,

/s/ Karen Jacoppo-Wood

Karen Jacoppo-Wood

Secretary

cc:	T. Heim, President of the Trust
D. Bauer, Treasurer of the Trust
G. Gosselink, Northern Lights Compliance Services, LLC
N. Crum, Esq., Sullivan & Worcester LLP
J. Chilton, Esq., Sullivan & Worcester LLP

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Appendix A

Complex Count	Series ID	FYE	File #	Series Name	Registrant Name
1	S000062564	5/31/2024	811-22680	Adler Value Fund	Ultimus Managers Trust
2	S000069399	5/31/2024	811-22680	Evolutionary Tree Innovators Fund	Ultimus Managers Trust
3	S000057335	5/31/2024	811-22680	Kempner Multi-Cap Deep Value Fund	Ultimus Managers Trust
4	S000042074	5/31/2024	811-22680	Wavelength Fund	Ultimus Managers Trust
5	S000076123	2/28/2025	811-22680	Nia Impact Solutions Fund	Ultimus Managers Trust
6	S000068289	2/28/2025	811-22680	Blueprint Adaptive Growth Allocation Fund	Ultimus Managers Trust
7	S000054831	2/28/2025	811-22680	HVIA Equity Fund	Ultimus Managers Trust

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